Exhibit 99.1

Auryn to Host Presentation During PDAC in Toronto

Vancouver, Canada – February 24th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it will be hosting an event at the Fairmont Royal York in Toronto on Monday, March 2nd at 4:00pm. The agenda will include a presentation from the Company’s executive chairman, Ivan Bebek, and chief geologist, Michael Henrichsen, with a focus on Auryn’s evolving Curibaya project in Peru and upcoming catalysts for 2020. This will be followed by a reception attended by other executives and geologists from the Company.

Event Details:

Auryn Presentation & Reception
Monday, March 2nd at 4:00pm EST
Fairmont Royal York – Tudor 7&8
100 Front Street West, Toronto

If you would like to attend this event, please RSVP here.

Auryn will be attending the PDAC conference, so if you are unable to attend this event, please come by booth IE2421A for an update.

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 info@aurynresources.com

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.